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July 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:                             Motif Bio plc

Amendment No. 1 to Registration Statement on form F-1
Filed July 21, 2016
File No. 333-212491

Dear Ms. Hayes:

On behalf of our client, Motif Bio plc (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated July 27, 2016 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Exhibit Index

1.                                      We note that you removed Exhibit 8.1, the tax opinion, from the Exhibit Index. Please tell us why you do not believe a tax opinion is required. Refer to Section III of Staff Legal Bulletin No. 19 (October 14, 2011).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined with its advisors, pursuant to the guidance provided in Section III of Staff Legal Bulletin No. 19 (October 14, 2011) that the tax consequences of the proposed offering are not material to investors, in part, because the Company is taxed as a U.S. corporation, not a foreign corporation.  As a result, the Company does not believe that a tax opinion is required.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Reed Smith LLP

Reed Smith LLP

cc:                                Graham Lumsden,

Chief Executive Officer of

Motif Bio Plc